September 24, 2010

‘CORRESP’

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20249

Attention:	Ms. Maryse Mills-Apenteng, Special Counsel
Katherine Wray, Staff Attorney

Re:	IceWEB, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
Filed September 1, 2010
File No. 333-167501

Forms 10-Q/A for the Quarterly Periods Ended December 31, 2009 and March 31, 2010, respectively
Filed August 30, 2010
File No. 000-27865

Ladies and Gentlemen:

In response to the staff’s letter of September 21, 2010 issuing follow-up comments on the above-referenced registration statement, following are the Company’s responses to such comments, which include proposed revised disclosure in each of the respective filings, which such responses are numbered consistent with the staff’s numbered comments in the September 21, 2010 letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1.
Please amend your registration as appropriate, including your liquidity and capital resources discussion, to reflect the conversion by Sand Hill Finance, LLC, of the convertible debenture into three million shares of the company’s common stock, as reported in your Form 8-K filed on September 10, 2010.

Response to Staff Comment #1

The Company is proposing that it will amend the disclosure appearing in Management’s Discussion and Analysis and Results of Operations - Liquidity and Capital Resources in the registration statement to include the following additional disclosure:

In November, 2008, in connection with the term note with Sand Hill Finance LLC, we executed a convertible debenture agreement with Sand Hill Finance, LLC in the amount of $1,170,767. The debenture bore interest at 18% and allowed Sand Hill Finance, LLC to convert the outstanding obligation into shares of our common stock. The principal amount due under the convertible debenture amounted to $1,057,554 at June 30, 2010.  On September 7, 2010, Sand Hill Finance, LLC agreed to convert the remaining balance of $1,090,136 of its convertible debenture in exchange for 3 million shares of our common stock. The debenture was converted at a price of $0.36338 per share.

22900 Shaw Road, Suite 111 • Sterling, Virginia 20166 • Tel. (571) 287-2380 • Fax (571) 287-2396 • www.iceweb.com

In addition, we intend to add the following disclosure to Item 15. Recent Sales of Unregistered Securities appear in pre-effective amendment number 3 to the registration statement:

In September 2010, we issued 3,000,000 shares of our common stock in full satisfaction of $1,090,136 of principal and interest due under a convertible debenture.  The recipient was an accredited investor and the issuance was exempt from registration under the Section Act of 1933 in reliance on an exemption provided by Section 4(2) of that act.

Certain Relationships and Related Transactions, page 45

2.
We note the disclosures added to this section in response to prior comment 2.  With respect to the loans extended by your CEO to the company, please ensure that you provide the complete disclosure called for by Item 404(a)(5) of Regulation S-K, including the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, and the amount of principal paid during the periods for which disclosure is provided.  See Item 404(d)(1).

Response to Staff Comment #2

The Company is proposing that it will amend the first paragraph on page 45 of the registration statement appearing under Certain Relationships and Related Transactions as follows:

From time to time we have borrowed operating funds from our Mr. John Signorello, our Chief Executive Officer, for working capital.  The advances were payable upon demand and were interest free.  During fiscal 2007 Mr. Signorello advanced $28,319 to us, and we repaid $36,422. The highest amount that we owed Mr. Signorello during fiscal 2007 was $15,000.  During fiscal 2008 Mr. Signorello advanced $20,782 to us, and we repaid $20,782. The highest amount that we owed Mr. Signorello during fiscal 2008 was $20,000.  During fiscal 2009 Mr. Signorello advanced $66,300 to us, and we repaid $66,300. The highest amount that we owed Mr. Signorello during fiscal 2009 was $25,000.  At each of the last three fiscal year ends, 2007, 2008, and 2009, the amount owed to Mr. Signorello was $0.  As of September 23, 2010, the amount owed to Mr. Signorello was $0.

3.
Regarding the March 2009 transaction, please name both the purchaser and the executive officer.  In addition, please disclose the purchaser’s relationship to the executive officer that renders the purchaser a related party.  Refer to Item 404(a)(1) of Regulation S-K.

Response to Staff Comment #3

The Company is proposing that it will amend the fifth paragraph on page 45 of the registration statement appearing under Certain Relationships and Related Transactions as follows:

During March, 2009, we sold 2,000,000 shares of common stock at a per share price of $0.042, valued at $83,000 to Florence Signorello, an accredited investor who is the mother of John Signorello, our chief executive officer.   The fair market value of our common stock on the date of the transaction was $0.145 per share.  As of June 30, 2010 we had not received the proceeds from the investor and as a result we recorded the subscription receivable as a contra equity account on our balance sheet.

22900 Shaw Road, Suite 111 • Sterling, Virginia 20166 • Tel. (571) 287-2380 • Fax (571) 287-2396 • www.iceweb.com

4.
We further note that you disclose in this section several issuances of common stock by the company to related parties that were made at a per-share price at a discount to the fair market value of your stock at the time of issuance.  Please tell us what consideration you gave to addressing in your disclosure how the company decided to issue shares to these related persons at a discount to the fair market value of the stock and how the amount of the discount was determined, as this information may be material to investors in light of the circumstances of the particular transaction.  See Item 404(a)(6) of Regulation S-K.

Response to Staff Comment #4

We sold our common stock at a discount in these related parties transactions because we needed the cash, the liquidity of our common stock and our access to capital was limited, and it was the priced negotiated and agreed to between the Company and the related party.  In additon, the stock issued was restricted, which provided some justification for the discounted price.  In general, the shares were issued at a discount to the fair market value of our common stock based on what was negotiated with the buyer.  The Company is proposing that it will amend the second, third, fourth and sixth paragraphs on page 45 of the registration statement appearing under Certain Relationships and Related Transactions as follows:

On August 28, 2007 we sold 350,000 shares of common stock at a per share price of $0.50, valued at $175,000 to Harold Compton, a member of our Board of Directors.  The fair market value of our common stock on the date of the transaction was $0.67 per share.  The shares were issued at a discount to the fair market value of our common stock of approximately 25% due to their restricted status at a price per share as determined through negotiations with the buyer.

On June 8, 2009 we sold 1,000,000 shares of common stock at a per share price of $0.04, valued at $40,000 to Jack Bush, a member of our Board of Directors. The fair market value of our common stock on the date of the transaction was $0.07 per share.  The shares were issued at a discount to the fair market value of our common stock of approximately 43% due to their restricted status at a price per share as determined through negotiations with the buyer.

On August 10, 2009 we sold 1,000,000 shares of common stock at a per share price of $0.04, valued at $40,000 to Joseph Druzak, a member of our Board of Directors. The fair market value of our common stock on the date of the transaction was $0.10 per share.  The shares were issued at a discount to the fair market value of our common stock of approximately 60% due to their restricted status at a price per share as determined through negotiations with the buyer.

During November, 2009, we sold 1,000,000 shares of common stock, valued at $130,000 to Hal Compton, a member of our Board of Director for $40,000, and recognized stock based compensation expense of $90,000.  The shares were issued at a discount to the fair market value of our common stock of approximately 69% due to their restricted status at a price per share as determined through negotiations with the buyer.

22900 Shaw Road, Suite 111 • Sterling, Virginia 20166 • Tel. (571) 287-2380 • Fax (571) 287-2396 • www.iceweb.com

Item 4. Controls and Procedures

5.
Your amended disclosure states that your management has concluded that your disclosure controls and procedures were not effective as of the end of the period covered by the quarterly report, but it subsequently states that as a result of the changes made during that period, your management believes that you cured the material weaknesses that were identified as of September 30, 2009.  We note further that your response to prior comment 4 states that your management concluded that your disclosure controls and procedures were effective asof March 31, 2010.  Please revise or advise as appropriate.

Response to Staff Comment #5

Our amended Form 10-Q for March 31, 2010, contained a typo and should have read that the controls and procedures were effective as of the end of the period covered by the quarterly report. The Company is proposing that it will amend the disclosure to correct the typographical error as follows:

Item 4. Controls and Procedures.

Evaluation of disclosure controls and procedures. Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of our disclosure controls and procedures (as defined in the Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by the Quarterly Report (the “evaluation date’). They have concluded that, as of the evaluation date, these disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods prescribed by SEC rules and regulations, and that such information is accumulated and communicated to our management, including our CEO and CFO to allow timely decisions regarding required disclosure as a result of continuing weaknesses in our internal control over financial reporting.

As disclosed in our Annual Report on Form 10-K for the year ended September 30, 2009, our management had previously concluded that our disclosure controls and procedures were not effective as a result of material weaknesses in our internal controls over financial reporting. Our management had concluded that our internal controls over financial reporting were not effective as a result of insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements as well as ineffective controls over period end financial disclosure and reporting processes. During the quarter ended December 31, 2009 we completed certain remedial actions, including the implementation of policies that improved the documentation, review and approval of the calculation of stock option expense and the implementation of additional controls over our inventory management. During the period ended March 31, 2010, we hired additional staff which allowed us to more effectively implement policies and checklists setting forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements.

As a result of these changes, our management believes that we have cured the material weaknesses in our disclosure controls and procedures and out internal control over financial reporting at September 30, 2009.

22900 Shaw Road, Suite 111 • Sterling, Virginia 20166 • Tel. (571) 287-2380 • Fax (571) 287-2396 • www.iceweb.com

6.
In addition, your amended disclosure states that during the quarter ended March 31, 2010, you “hired additional staff which allowed [you] to more effectively implement policies and checklists setting forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements.”  You then state in the paragraph entitled “Changes in internal control over financial reporting” that there were no changes that occurred during the fiscal quarter ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.  If you concluded that the hiring of additional staff during the quarter did not constitute a change to internal control over financial reporting that was required to be disclosed pursuant to Item 308© of Regulation S-K, please explain how you reached this conclusion.  Alternatively, revise your filing as necessary.

Response to Staff Comment #6

The Company is proposing that it will amend the disclosure as follows:

Changes in internal control over financial reporting.  During the period ended March 31, 2010, we hired additional staff which allowed us to more effectively implement policies and checklists setting forth procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements.  These changes specifically addressed our internal control over inventory management and implement a greater level of review and oversight over our internal controls over financial reporting.  There were no other changes to internal controls over financial reporting that occurred during the last fiscal quarter, that have materially affected, or are reasonably likely to materially impact, our internal controls over financial reporting.

We trust the foregoing sufficiently responds to the staff’s comments. Upon advice from the staff, we will file pre-effective amendment number 3 and the amendment to our March 31, 2010 Form 10-Q containing the foregoing revisions and provide Ms. Wray with marked, courtesy copies.

If you have any questions regarding the foregoing, please call the undersigned at (571) 287-2405 or John R. Signorello at (571) 287-2386.

Very truly yours,
/s/ Mark B. Lucky
Mark B. Lucky, CFO

cc:	Mitch Pruzansky, Partner, Sherb & Co., LLP
James M. Schneider, Esq., Schneider Weinberger & Beilly LLP

22900 Shaw Road, Suite 111 • Sterling, Virginia 20166 • Tel. (571) 287-2380 • Fax (571) 287-2396 • www.iceweb.com